Summary of Mortgage Contract of Maximum Amount ( the “Contract”) Entered into by and between Shenzhen BAK Battery, Co., Ltd (the “Mortgager”) and Longgang Branch, Shenzhen Development Bank Co., Ltd (the “Creditor”) Dated June 13, 2011

Main contents:

  Contract number: Shenfa Longgang Edizi 20110607001;

  In order to guarantee the indebtedness of Shenzhen BAK Battery Co., Ltd. (the “Obligor”) towards the Creditor under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: Shenfa Longgang Zongzi 20110120001) from January 26, 2011 to January 18, 2012, the Mortgager agrees to pledge its property to the Creditor.

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Collaterals: The Mortgager agrees to pledge its 2,554 machines with an aggregate value of RMB 138 million to the Creditor.

  Headlines of the articles omitted:

    Payment on demand

    Undertakings of the Mortgager

    Validity of the Creditor’s Right

    Occupancy of Collaterals

    Insurance of Collaterals

    Mortgage Registration

    Instances of Breach of Contract and its Liabilities

    Declaration and guaranty of the Mortgager

    Amendment of the Contract

    Effectiveness and Disputation settlement